UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

April 2, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Tetraphase Pharmaceuticals, Inc.

File No. 333-186574 - CF# 29106

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Tetraphase Pharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on February 11, 2013.

Based on representations by Tetraphase Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.20	through November 16, 2015
Exhibit 10.21	through January 31, 2015
Exhibit 10.22	through October 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel